                                                                EXHIBIT 99(A)(9)

    TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR ALARMGUARD HOLDINGS, INC.

HAMILTON, Bermuda, Feb. 16

    Tyco International Ltd. (NYSE; TYC; LSE: BSX), announced today that it has completed its $9.25 per share cash tender offer for all outstanding common shares of Alarmguard Holdings, Inc. (Amex: AGD) ("Alarmguard"). The offer expired by its terms at 12:00 midnight, New York City time, on February 12, 1999.

    According to American Stock Transfer & Trust Company, the depositary, 5,244,761 common shares, representing approximately 94% of the outstanding common shares of Alarmguard, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

    Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, the largest manufacturer of flow control valves, and has strong leadership positions in disposable medical products, plastics and adhesives, electrical and electronic components and underwater telecommunications systems. The Company operates in more than 80 countries around the world and has expected fiscal 1999 revenues in excess of $17 billion.